SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



For the month of: April 2003



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F   __
                                      ---



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes   __                  No   X
                                                         ---

                               Given Imaging Ltd.


The following exhibits are filed as part of this Form 6-K:


Exhibit           Description


A. Press release dated April 28, 2003, entitled "Given Imaging Appoints Giora Shalgi to Board of Directors."

B. Press release dated April 30, 2003, entitled "Given Imaging Announces First Quarter 2003 Results."

C. Unaudited interim consolidated financial statements of Given Imaging Ltd. as of March 31, 2003.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   GIVEN IMAGING LTD.


Date:    May 1, 2003               By:        /s/  ZVI BEN DAVID
                                      --------------------------------------
                                         Name:     Zvi Ben David
                                         Title:    Vice President and
                                                   Chief Financial Officer

                                                                       Exhibit A


            GIVEN IMAGING APPOINTS GIORA SHALGI TO BOARD OF DIRECTORS

Yoqneam, Israel, April 28, 2003 - Given Imaging Ltd (Nasdaq: GIVN) today announced the appointment of Mr. Giora Shalgi, President and Chief Executive Officer of Rafael Israel Armament Development Authority Ltd., to the company's board of directors, effective immediately.

"I am pleased that Given Imaging has asked me to serve on its Board of Directors," said Giora Shalgi. "I was involved with the early development of the technology behind the M2A at Rafael, and have followed Given Imaging's progress in using it to create a valuable diagnostic tool. I look forward to working closely with the management team during its next phase of corporate development."

"Giora Shalgi is a welcome addition to Given Imaging's Board of Directors," said Gavriel D. Meron, President and CEO of Given Imaging. "We look forward to his experience and insight as we expand our business."

Mr. Shalgi has held numerous positions at Rafael since joining the company in 1960. In addition to his current role as President and CEO, a position he has held since 1999, Mr. Shalgi was Corporate Vice President for Research and Development from 1998 to 1999, and from 1987 to 1998 he was head of Rafael's Electro-Optical Department. From 1960 until 1990, Mr. Shalgi held various positions at Rafael, including head of the Electro-Optical and Mechanical Design Department of the Air-to-Air Missile Directorate.

Mr. Shalgi received the Stefan Bergman Prize from the American Mathematical Society in 1980 and the Israel Defense Prize in 1970 and 1978. He holds a BSc. in Mechanical Engineering and an MSc. in Mechanics, both from the Israel Institute of Technology, and an Engineer's Degree in Aeronautics and Astronautics from Stanford University.

Mr. Shalgi replaces Mr. Gideon Cohen, Sales and Contract Manager in the missile division of Rafael.

About Given Imaging:

Given Imaging develops, produces and markets the Given(R) Diagnostic System featuring the M2A(R) Capsule Endoscope, the only non-invasive method for direct visualization of the entire small intestine. The system uses a disposable miniature video camera contained in a capsule which is ingested by the patient. The M2A capsule passes naturally through the digestive tract, transmitting high quality color images, without interfering with the patient's normal activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. Distribution channels for the system have been established in more than 50 countries worldwide. The M2A has been utilized to diagnose a range of diseases of the small intestine including Crohn's Disease, Celiac disease and other malabsorption disorders, benign and malignant tumors of the small intestine, vascular disorders, medication related small bowel injury, as well as a range of pediatric small bowel disorders. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues, and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                                      # # #

                                                                      EXHIBIT B

               GIVEN IMAGING ANNOUNCES FIRST QUARTER 2003 RESULTS

                Sales Increase 65% Compared to First Quarter 2002

Yoqneam, Israel, April 30, 2003 - Given Imaging Ltd. (NASDAQ:GIVN), today announced first quarter results for the period ended March 31, 2003.

The Company announced revenues of $8.6 million for the first quarter of 2003, a 65% increase over the first quarter of 2002, but less than guidance of 100% growth over the first quarter of 2002. Gross margin increased to 67.2% of revenues, as compared to a gross margin of 52% in the first quarter of 2002 and 66.3% in the fourth quarter of 2002. Operating expenses were $9.7 million, $0.4 million lower than the $10.1 million recorded for the fourth quarter of 2002. Net loss for the first quarter was $3.6 million or ($0.14) per share, compared to $5.7M or ($0.23) per share in the first quarter of 2002, and slightly less than the loss of $3.7 million or ($0.15) per share in the fourth quarter of 2002.

While capsule sales grew by more than 110% compared to the first quarter of 2002 and were 25% higher than capsule sales in the fourth quarter of 2002, systems sales remained similar to the first quarter of 2002, and 31% less than systems sales in the fourth quarter of 2002. We believe that this lag in systems sales reflects the tendency of our prospective customers to carefully evaluate the system and the related reimbursement before committing to capital spending, which was exacerbated by the worldwide economic downturn and the unexpected impact of the war in Iraq on sales that were planned for the end of the quarter.

The Company's liquidity remains strong and at the end of the quarter we had cash reserves amounting to $29.3 million.



First Quarter 2003 Revenue Analysis
-----------------------------------

On a geographic basis, sales of the Given System in the United States accounted for 58% of the quarterly revenues. A geographic breakdown of first quarter 2003 sales is as follows:

(Millions of U.S. dollars)

United States     $5.0
Europe            $1.4

ROW               $2.2
                  ----
Total             $8.6


During the quarter, worldwide M2A capsule sales grew to more than 10,200, representing 52% of revenues. M2A reorders in the first quarter increased to more than 8,600, or 84% of total M2A sales.

Sales of workstations totaled 161 for the first quarter of 2003 with 86, or 53%, sold in the United States. Sales of recorders totaled 297 during the quarter with 170 recorders or 57% sold in the United States. Worldwide deliveries of Given Systems reached more than 1,170 by the end of the first quarter of 2003.

"During the first quarter of 2003 we saw a steady increase in M2A usage by existing customers particularly in the U.S. which reflects growing familiarity with the system and a more favorable reimbursement climate," said Gavriel Meron, President and CEO of Given Imaging, Ltd. "We anticipate that this trend will continue as we gain additional reimbursement coverage in the U.S. and abroad, and as reimbursement policies expand to include indications beyond bleeding such as Crohn's disease."

"As we enter the second quarter, we expect to see a growing number of product demonstrations that have been performed by our sales team convert into sales, spurred by first hand experience with Capsule Endoscopy as well as additional validation through peer-review publications and scientific discussion at this year's Digestive Disease Week in May."


Highlights
----------

In the first quarter, Given Imaging accomplished the following milestones:

- Launched the Rapid 2 System in the United States with Suspected Bleeding Indicator following FDA clearance.

- Installed a back-up line in Ireland that is now operational, and completed installation of a second semi-automated line in Yoqneam, Israel.

- Commenced clinical trials for clearance of Capsule Endoscopy in Japan, the second largest healthcare market in the world in terms of spending. We expect clinical trials to be completed by the end of 2003.

- Hosted the Second International Conference on Capsule Endoscopy (ICCE) in Berlin. More than 160 gastroenterologists from around the world attended the conference and exchanged clinical experience using the M2A capsule. A presentation of the consensus of the conferences is provided on the Company's website, www.givenimaging.com.

Reimbursement update
--------------------

- More than 100 million individuals worldwide now have reimbursable access to capsule endoscopy, of which 20 million are covered for a wide range of indications, including Crohn's disease and other small bowel pathology, and 80 million beneficiaries are currently covered only for obscure bleeding, which is a far smaller indication in the population.

     The total number of United States residents with reimbursable access to capsule endoscopy is now 86 million, representing 35% of the insured population. This reflects an increase in the number of individuals eligible for capsule endoscopy by more than 48 million. The majority of these coverage statements relate to bleeding indications and require that a previous procedure be performed prior to using the Given System. The breakdown of coverage between private payers and Medicare in the United States is as follows:

          o The number of individuals with access to capsule endoscopy through private insurance increased by 42 million to 63 million. Private payers that issued capsule endoscopy coverage policies during the quarter including Blue Shield of California, Wellpoint, Excellus, Univera, Healthnet, and the Blue Cross and Blue Shields of Alabama, Arkansas and Minnesota. In addition, the Company recently announced that Aetna has issued a national coverage policy for capsule endoscopy.

          o    The number of individuals  covered by Medicare reached 23 million
               - an increase of 5.7 million.

- Received capsule endoscopy reimbursement in Portugal and Austria covering a total of 18 million individuals. In both countries, coverage is for a broad range of gastrointestinal disorders.


Revised Annual Guidance
-----------------------

Based on in-depth evaluation of the factors that impacted system sales in the first quarter, which was conducted following the quarter revenue pre-announcement earlier this month, Given Imaging anticipates that in light of the longer sales cycle of new systems, and anticipated continued overall slowdown in capital expenditure by our potential customers, total revenues for the full year 2003 will increase by 40% to 50% over 2002 sales, compared to previously stated guidance of 100% year to year growth. Accordingly, our target to reach breakeven is delayed to early 2004.


First Quarter Webcast Information
---------------------------------

Given Imaging's first quarter earnings conference call will take place tomorrow, May 1, 2003 at 10:00 am ET, 5:00 pm Israel time. To access the call dial
800-360-9865. International callers dial 973-694-6836. A live webcast of this call will be available on the Given Imaging corporate website, www.givenimaging.com. A replay of the call will also be available for one week by dialing 800-428-6051 and entering passcode 290734. International callers dial 973-709-2089 and enter the same passcode.


About Given Imaging:
--------------------

Given Imaging develops, produces and markets the Given(R) Diagnostic System featuring the M2A(R) Capsule Endoscope, the only non-invasive method for direct visualization of the entire small intestine. The system uses a disposable miniature video camera contained in a capsule which is ingested by the patient. The M2A capsule passes naturally through the digestive tract, transmitting high quality color images, without interfering with the patient's normal activities. The system received clearance from the FDA in August 2001 and received permission to affix the CE mark in May 2001. Distribution channels for the system have been established in more than 50 countries worldwide. The M2A has been utilized to diagnose a range of diseases of the small intestine including Crohn's Disease, Celiac disease and other malabsorption disorders, benign and malignant tumors of the small intestine, vascular disorders, medication related small bowel injury, as well as a range of pediatric small bowel disorders. For more information, visit http://www.givenimaging.com.


This press release contains forward-looking statements about Given Imaging, including projections about our business, our future revenues, and our future profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities Exchange Commission.

                                      # # #

                           (Financial tables follow)

                                 Given Imaging Ltd. And Its Consolidated Subsidiaries
                                            Consolidated Balance Sheets
                                       U.S. $ in thousands except per share data

                                                                        March 31,                   December 31,
                                                                ------------------------------      ------------
                                                                   2003               2002              2002
                                                                -----------        -----------      ------------
                                                                (Unaudited)        (Unaudited)       (Audited)
                                                                -----------        -----------      ------------
 Assets
 Current assets
 Cash and cash equivalents                                          $ 29,338         $ 53,698          $ 35,792
 Accounts receivable:
   Trade                                                               5,704            3,301             6,865
   Other                                                               1,131              900             1,485
 Inventories                                                          12,630            4,629            10,659
 Prepaid expenses                                                      1,257            1,089             1,234
 Advances to suppliers                                                   180                6                24
                                                                    --------         --------          --------
 Total current assets                                                 50,240           63,623            56,059
                                                                    --------         --------          --------

 Deposits                                                                194              104               192

 Assets held for severance benefits                                      734              403               674

 Fixed assets, at cost, less accumulated depreciation                 10,140            6,221             9,967

 Other assets, at cost, less accumulated amortization                  1,914            1,503             1,836
                                                                    --------         --------          --------
 Total Assets                                                       $ 63,222         $ 71,854          $ 68,728
                                                                    ========         ========          ========
 Liabilities and shareholders' equity

 Current liabilities

 Current installments of obligation under capital lease               $   67           $   62            $   56
 Accounts payable
   Trade                                                               4,561            3,238             4,990
   Other                                                               4,824            3,905             6,279
 Related parties                                                           -               37                35
 Deferred revenue                                                        775              332               727
                                                                    --------         --------          --------
 Total current liabilities                                            10,227            7,574            12,087
                                                                    --------         --------          --------

 Long-term liabilities
 Obligation under capital lease, net                                      25               95                47
 Liability for employee severance benefits                               894              522               835
                                                                    --------         --------          --------
 Total long-term liabilities                                             919              617               882
                                                                    --------         --------          --------
 Total liabilities                                                    11,146            8,191            12,969
                                                                    --------         --------          --------

 Minority interest                                                     2,114                -             2,182

 Shareholders' equity                                                 49,962           63,663            53,577
                                                                    --------         --------          --------
 Total liabilities and shareholders' equity                         $ 63,222         $ 71,854          $ 68,728
                                                                    ========         ========          ========

                        Given Imaging Ltd. And Its Consolidated Subsidiaries
                               Consolidated Statements Of Operations
                             U.S. $ in thousands except per share data

                                                        Three month period ended        Year ended
                                                               March 31,               December 31,
                                                         2003            2002              2002
                                                     -----------     -----------        ----------
                                                     (Unaudited)     (Unaudited)        (Audited)
Revenues                                                 $ 8,629           $ 5,216          $ 28,904
Cost of revenues                                           2,827             2,503            11,907

Gross profit                                               5,802             2,713            16,997

Operating expenses

Research and development                                  (1,834)           (1,993)           (8,609)
Sales and marketing expenses                              (6,521)           (4,831)          (22,681)
General and administrative expenses                       (1,366)           (1,084)           (4,749)
                                                      -----------        ----------       -----------
Total operating expenses                                  (9,721)           (7,908)          (36,039)
                                                      -----------        ----------       -----------
Operating loss                                            (3,919)           (5,195)          (19,042)
Financing income, net                                        228               281             1,469
Other expenses, net                                            -              (836)             (711)
                                                      -----------        ----------       -----------
Loss before taxes on income                               (3,691)           (5,750)          (18,284)
Taxes on income                                                -                 -                 -
                                                      -----------        ----------       -----------
Loss before minority share                                (3,691)           (5,750)          (18,284)

Minority share in loss (profits) of subsidiary                68                 -               (26)
                                                      -----------        ----------       -----------
Net loss                                                $ (3,623)         $ (5,750)        $ (18,310)
                                                      ===========        ==========       ===========

Basic and diluted loss per Ordinary Share                $ (0.14)          $ (0.23)          $ (0.73)
                                                      ===========        ==========       ===========
Weighted average number of Ordinary Shares
 outstanding used in basic and diluted loss per
 Ordinary Share calculation                            25,375,513        25,104,913        25,182,563
                                                      ===========        ==========       ===========

                                                                      EXHIBIT C

                               Given Imaging Ltd.
                        And Its Consolidated Subsidiaries

                    Interim Consolidated Financial Statements
                              As of March 31, 2003
                                   (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                   Index to Consolidated Financial Statements



                                                                      Page


Consolidated Balance Sheets                                            3

Consolidated Statements of Operations                                  5

Consolidated Statements of Changes in Shareholders' Equity             6

Consolidated Statements of Cash Flows                                  7

Notes to the Consolidated Financial Statements                         9

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data

                                                                     March 31,                December 31,
                                                           -----------------------------      -------------
                                                              2003              2002              2002
                                                           -----------       -----------      -------------
                                                           (Unaudited)       (Unaudited)        (Audited)

 Assets

 Current assets
 Cash and cash equivalents                                     $ 29,338          $ 53,698          $ 35,792
 Accounts receivable:
   Trade                                                          5,704             3,301             6,865
   Other                                                          1,131               900             1,485
 Inventories                                                     12,630             4,629            10,659
 Prepaid expenses                                                 1,257             1,089             1,234
 Advances to suppliers                                              180                 6                24
                                                               --------          --------          --------

 Total current assets                                            50,240            63,623            56,059
                                                               --------          --------          --------

 Deposits                                                           194               104               192

 Assets held for severance benefits                                 734               403               674

 Fixed assets, at cost, less accumulated depreciation            10,140             6,221             9,967

 Other assets, at cost, less accumulated amortization             1,914             1,503             1,836
                                                               --------          --------          --------





 Total Assets                                                  $ 63,222          $ 71,854          $ 68,728
                                                               ========          ========          ========





The accompanying notes are an integral part of these consolidated financial statements.

                                Given Imaging Ltd. and its Consolidated Subsidiaries
                                            Consolidated Balance Sheets
                                     U.S. $ in thousands except per share data


                                                                                  March 31,                December 31,
                                                                        -----------------------------      ------------
                                                                           2003              2002              2002
                                                                        -----------       -----------      ------------
                                                                        (Unaudited)       (Unaudited)        (Audited)
                                                                        -----------       -----------      ------------
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease                        $   67            $   62            $   56
Accounts payable
  Trade                                                                        4,561             3,238             4,990
  Other                                                                        4,824             3,905             6,279
Related parties                                                                    -                37                35
Deferred revenue                                                                 775               332               727
                                                                           ---------         ---------        ----------
Total current liabilities                                                     10,227             7,574            12,087
                                                                           ---------         ---------        ----------
Long-term liabilities
Obligation under capital lease, net                                               25                95                47
Liability for employee severance benefits                                        894               522               835
                                                                           ---------         ---------        ----------
Total long-term liabilities                                                      919               617               882
                                                                           ---------         ---------        ----------
Total liabilities                                                             11,146             8,191            12,969
                                                                           ---------         ---------        ----------
Minority interest                                                              2,114                 -             2,182

Shareholders' equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (60,000,000
 shares authorized; 25,379,513, 25,104,913 and 25,373,513 shares issued and fully paid at March 31, 2003, 2002 and
 December 31, 2002, respectively)                                                299               296               298
Additional paid-in capital                                                   100,196           100,103           100,262
Capital reserve                                                                2,166                 -             2,166
Unearned compensation                                                            (50)             (270)             (123)
Accumulated deficit                                                          (52,649)          (36,466)          (49,026)
                                                                           ---------         ---------        -----------
Total shareholders' equity                                                    49,962            63,663            53,577
                                                                           ---------         ---------        -----------





Total liabilities and shareholders' equity                                  $ 63,222          $ 71,854          $ 68,728
                                                                           =========         =========        ==========


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                    U.S. $ in thousands except per share data

                                                         Three month period     Year ended
                                                          ended March 31,       December 31
                                                       ------------------------
                                                          2003         2002        2002
                                                       -----------  ----------- -----------
                                                       (Unaudited)  (Unaudited)  (Audited)


Revenues                                                  $ 8,629     $ 5,216     $ 28,904
Cost of revenues                                            2,827       2,503       11,907
                                                         ---------   ----------  -----------
Gross profit                                                5,802       2,713       16,997

Operating expenses

Research and development                                   (1,834)     (1,993)      (8,609)
Sales and marketing expenses                               (6,521)     (4,831)     (22,681)
General and administrative expenses                        (1,366)     (1,084)      (4,749)
                                                         ---------   ----------  -----------

Total operating expenses                                   (9,721)     (7,908)     (36,039)
                                                         ---------   ----------  -----------

Operating loss                                             (3,919)     (5,195)     (19,042)
Financing income, net                                         228         281        1,469
Other expenses, net                                             -        (836)        (711)
                                                         ---------   ----------  -----------

Loss before taxes on income                                (3,691)     (5,750)     (18,284)
Taxes on income                                                 -           -            -
                                                         ---------   ----------  -----------

Loss before minority share                                 (3,691)     (5,750)     (18,284)

Minority share in loss (profits) of subsidiary                 68           -          (26)
                                                         ---------   ----------  -----------
Net loss                                                 $ (3,623)   $ (5,750)   $ (18,310)
                                                         =========   ==========  ===========

Basic and diluted loss per Ordinary Share                 $ (0.14)    $ (0.23)     $ (0.73)
                                                         =========   ==========  ===========

Weighted average number of Ordinary Shares
 outstanding used in basic and diluted loss per
 Ordinary Share calculation                            25,375,513  25,104,913   25,182,563
                                                       ========== ===========  ============

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiar
           Consolidated Statements of Changes in Shareholders' Equity
                    U.S. $ in thousands except per share data


                                                                                                 Additional
                                                                         Ordinary shares           Paid-In       Capital
                                                                       Shares        Amount        Capital       Reserve
                                                                      -----------   --------      -----------   ---------
Three month period ended March 31, 2003
 (Unaudited)

Balance as of December 31, 2002                                       25,373,513        $  298      $100,262       $ 2,166
Changes during the period:
Exercise of stock options                                                  6,000             1             7             -
Forfeiture of stock options                                                    -             -           (73)            -
Net loss                                                                       -             -             -             -
                                                                      ----------        ------      ---------      --------
Balance as of March 31, 2003  (Unaudited)                             25,379,513        $  299      $100,196       $ 2,166
                                                                      ==========        ======      =========      ========

Three month period ended March 31, 2002
 (Unaudited)

Balance as of December 31, 2001                                       25,104,913        $  296      $100,103        $    -
Changes during the period
Amortization of unearned compensation                                          -             -             -             -
Net loss                                                                       -             -             -             -
                                                                      ----------        ------      ---------      --------
Balance as of March 31, 2002  (Unaudited)                             25,104,913        $  296      $100,103        $    -
                                                                      ==========        ======      =========      ========

Year ended December 31, 2002 (Audited)

Balance as of December 31, 2001                                       25,104,913        $  296      $100,103        $    -
Changes during the year 2002:
Exercise of stock options                                                268,600             2           159             -
Amortization of unearned compensation                                          -             -             -             -
Capital reserve from issuance of shares in a newly
 formed subsidiary                                                             -             -             -         2,166
Net loss                                                                       -             -             -             -
                                                                      ----------        ------      ---------      --------
Balance as of December 31, 2002 (Audited)                             25,373,513        $  298      $100,262       $ 2,166
                                                                      ==========        ======      =========      ========

                                                                     Unearned    Accumulated
                                                                 Compensation        Deficit         Total
                                                                 -------------   -----------     ---------
Three month period ended March 31, 2003
 (Unaudited)

Balance as of December 31, 2002                                       $ (123)     $ (49,026)      $53,577
Changes during the period:
Exercise of stock options                                                  -              -             8
Forfeiture of stock options                                               73              -             -
Net loss                                                                   -         (3,623)       (3,623)
                                                                     --------     ----------      --------
Balance as of March 31, 2003  (Unaudited)                             $  (50)     $ (52,649)      $49,962
                                                                     ========     ==========      ========
Three month period ended March 31, 2002
 (Unaudited)

Balance as of December 31, 2001                                       $ (350)     $ (30,716)      $69,333
Changes during the period
Amortization of unearned compensation                                     80              -            80
Net loss                                                                   -         (5,750)       (5,750)
                                                                     --------     ----------      --------
Balance as of March 31, 2002  (Unaudited)                            $ (270)      $ (36,466)      $63,663
                                                                     ========     ==========      ========
Year ended December 31, 2002 (Audited)

Balance as of December 31, 2001                                      $ (350)      $ (30,716)      $69,333
Changes during the year 2002:
Exercise of stock options                                                  -             -            161
Amortization of unearned compensation                                    227             -            227
Capital reserve from issuance of shares in a newly
 formed subsidiary                                                         -             -          2,166
Net loss                                                                   -       (18,310)       (18,310)
                                                                     --------     ----------      --------
Balance as of December 31, 2002 (Audited)                             $ (123)     $(49,026)       $53,577
                                                                     ========     ==========      ========

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Cash Flows
                    U.S. $ in thousands except per share data


                                                                     Three month period ended  Year ended
                                                                            March 31,          December 31,
                                                                     ------------------------
                                                                        2003         2002         2002
                                                                     ----------   -----------   ----------
                                                                     (Unaudited)  (Unaudited)   (Audited)
Cash flows from operating activities:
Net loss                                                               $ (3,623)    $ (5,750)   $ (18,310)

Adjustments required to reconcile net loss to net cash used in operating activities:

Minority share in profits (losses) of subsidiary                            (68)           -           26
Depreciation and amortization                                               699          394        2,176
Employees' stock options compensation                                         -           80          227
Other                                                                        (2)          57           97

Decrease (increase) in accounts receivable - trade                        1,161         (831)      (4,395)
Decrease (increase) in accounts receivable - other                          354          (47)        (633)
Decrease (increase) in prepaid expenses                                     (23)          60         (109)
Increase in advances to suppliers                                          (156)          (6)           -
Increase in inventory                                                    (1,971)      (1,372)      (7,402)
Increase (decrease) in accounts payable                                  (1,889)       1,396        5,537
Increase in deferred revenue                                                 48          139          534
Increase (decrease) in payable to related parties                           (35)          21           19
                                                                       ---------    ---------   ----------
Net cash used in operating activities                                  $ (5,505)    $ (5,859)   $ (22,233)
                                                                       ---------    ---------   ----------
Cash flows from investing activities:
Purchase of fixed assets and other assets                              $   (950)    $ (1,610)   $  (7,472)
Deposits                                                                      -            -          (88)
                                                                       ---------    ---------   ----------
Net cash used in investing activities                                  $   (950)    $ (1,610)   $  (7,560)
                                                                       ---------    ---------   ----------

Cash flows from financing activities:
Principal payments on capital lease obligation                         $    (12)    $   (12)    $     (64)
Proceeds from the issuance of Ordinary Shares                                 8           -           161
Proceeds from issuance of shares by consolidated company                      -           -         4,322
                                                                       ---------    ---------   ----------
Net cash (used in) provided by financing activities                    $     (4)    $   (12)    $   4,419
                                                                       ---------    ---------   ----------
Effect of exchange rate changes on cash                                $      5     $   (51)    $     (64)
                                                                       ---------    ---------   ----------
Decrease in cash and cash equivalents                                  $ (6,454)    $(7,532)    $ (25,438)
Cash and cash equivalents at beginning of period                       $ 35,792     $61,230     $  61,230
                                                                       ---------    ---------   ----------
Cash and cash equivalents at end of period                             $ 29,338     $53,698     $  35,792
                                                                       =========    =========   ==========


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Consolidated Statements of Cash Flows (Cont'd)
                    U.S. $ in thousands except per share data


(a)      Supplementary cash flow information

                                      Three month period ended    Year ended
                                             March 31,            December 31,
                                      ------------------------
                                         2003         2002           2002
                                      -----------  -----------   -------------
                                      (Unaudited)  (Unaudited)     (Audited)


         Interest paid                     $    1       $   3       $    7
         Income taxes paid                 $   17       $  18       $   79









The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Notes to the Consolidated Financial Statements
                    U.S. $ in thousands except per share data



Note 1 -  Organization and Basis of Presentation

          A.   Description of business

          Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company has generated revenue from sales of its products commencing the third quarter of 2001. Due in large part to the significant expenditures required to develop and market its product, the Company has generated losses each year since its inception.

          The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement of its products.


          B.   Basis of presentation

          The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.